UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 August, 2008 it purchased for cancellation 420,000 "B" Shares at a price of 1804.77 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,720,650,551.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 August, 2008 it purchased for cancellation 410,000 "B" Shares at a price of 1783.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,720,240,551.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 August, 2008 it purchased for cancellation 326,315 "B" Shares at a price of 1783.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,719,914,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 August, 2008 it purchased for cancellation 540,000 "B" Shares at a price of 1768.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,719,374,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 August, 2008 it purchased for cancellation 420,000 "B" Shares at a price of 1790.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,718,954,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 August, 2008 it purchased for cancellation 340,000 "B" Shares at a price of 1794.11 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,718,614,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 August, 2008 it purchased for cancellation 340,000 "B" Shares at a price of 1838.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,718,274,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 August, 2008 it purchased for cancellation 530,000 "B" Shares at a price of 1814.47 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,717,744,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 27 August, 2008 it purchased for cancellation 450,000 "B" Shares at a price of 1851.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,717,294,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 28 August, 2008 it purchased for cancellation 450,000 "B" Shares at a price of 1876.35 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,716,844,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 August, 2008 it purchased for cancellation 355,000 "B" Shares at a price of 1884.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,716,489,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 1 September, 2008 it purchased for cancellation 400,000 "B" Shares at a price of 1871.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,716,089,236.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 September, 2008 it purchased for cancellation 498,698 "B" Shares at a price of 1813.57 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,715,590,538.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 September, 2008 it purchased for cancellation 480,000 "B" Shares at a price of 1815.60 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,715,110,538.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 September, 2008 it purchased for cancellation 500,000 "B" Shares at a price of 1788.02 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,714,610,538.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 September, 2008 it purchased for cancellation 480,000 "B" Shares at a price of 1708.46 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,714,130,538.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 September, 2008 it purchased for cancellation cancellation 68,013 "B" Shares at a price of 1723.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,714,062,525.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 September, 2008 it purchased for cancellation 970,000 "B" Shares at a price of 1706.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,713,092,525.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 September, 2008 it purchased for cancellation 452,639 "B" Shares at a price of 1688.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,712,639,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 September, 2008 it purchased for cancellation 500,000 "B" Shares at a price of 1686.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,712,139,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 September, 2008 it purchased for cancellation 510,000 "B" Shares at a price of 1704.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,711,629,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 September, 2008 it purchased for cancellation 480,000 "B" Shares at a price of 1662.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,711,149,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 September, 2008 it purchased for cancellation 620,000 "B" Shares at a price of 1593.78 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,710,529,886.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 September 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary